82-3529

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F



SCHEDULE A:

ISSUER DETAILS

Name of Issuer:	Augusta Resource Corporation
For Quarter Ended:	March 31, 2002
Date of Report:	May 30, 2002
Issuer's Address:	#800 - 850 West Hastings Street Vancouver, BC, V6C 1E1
Issuer Fax Number:	(604) 687-1715
Issuer Telephone Number:	(604) 687-1717
Contact Person:	Donald Clark
Contact's Position:	Director
Contact Telephone Number:	(604) 687-1717
Contact E-Mail Address:	don@augustacorp.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	/s/ *Donald B. Clark*
Director's Full Name:	Donald B. Clark
Date Signed:	May 30, 2002

Director's Signature:	/s/ *Richard W. Warke*
Director's Full Name:	Richard W. Warke
Date Signed:	May 30, 2002

dw 7/15

AUGUSTA
RESOURCE CORPORATION

First Quarter Report

March 31, 2002

Directors' Report to Our Shareholders

Property Acquisitions, Options and Joint Ventures

During the first quarter of 2002, the Company entered into agreements to acquire various levels of interests (10% to 100%) in thirteen separate blocks of land claims aggregating over 1.7 million acres of land in the Coronation Gulf area, Nunavut, Canada. On May 21, 2002, the Company entered into an option and joint venture agreement on six of these properties which together represent over 870,000 acres with Ashton Mining (Northwest Territories) Ltd., a wholly owned subsidiary of Ashton Mining of Canada Inc. The six agreements require the Company to finance a heavy mineral sampling program that Ashton will conduct during the 2002 exploration season. Upon completion of this program, Ashton will have the option to earn a 60% working interest in each of the properties by spending a maximum amount of $8,713,000 no later than April 30, 2006. Upon earning this interest Ashton will carry the Company for further exploration expenditures to a maximum of $750,000 in accordance with the joint venture agreements specific to each property. The option and joint venture agreements are subject to regulatory approval.

In light of Ashton's expertise, experience and resources in the Coronation Diamond District, the Company is pleased to have formed this association.

Private Placements and Debt Settlements

Since the beginning of the year, the Company issued 903,720 common shares to settle debts aggregating $107,072 and closed three private placements for aggregate proceeds of $390,000 - 1,900,000 common shares at $0.10 per common share, 300,000 units at $0.25 per unit and 500,000 units at $0.25 per unit. A further 1,125,000 units at $0.20 per unit for proceeds of $225,000 are to be issued subject to final regulatory acceptance.

Fiscal Advisory Agreement and Bridge Loan

Also, during the first quarter of the year, the Company entered into a fiscal and advisory agreement with Canaccord Capital Corporation ("Canaccord") wherein Canaccord provides fiscal advisory services to the Company. Under the terms of this agreement the Company is to issue to Canaccord, agent's warrants exercisable to purchase 350,000 common shares of the Company at an exercise price of $0.20 per share for a period of one year subject to regulatory approval. Subsequent to the quarter, the Company obtained a bridge loan from Canaccord in the amount of $100,000. In consideration for the loan the Company issued 40,000 common shares and 80,000 warrants to Canaccord. Each warrant is exercisable into one common share for a consideration of $0.25 for a period of two years.

Addition to Board of Directors

In January 2002, Mr. Robert E. Hindson, P.Eng., joined the Board of Directors. Mr. Hindson, a geological engineer, has over 38 years experience in the mining industry. He is currently President and CEO of Far West Mining Ltd. Then, in April 2002, Dr. Chris Jennings, B.Sc.(Hons), M.Sc., Ph.D, joined the Board. Dr. Jennings has over 40 years experience in geology, mineral exploration and development. His active involvement in diamond exploration since 1974 has resulted in the discovery of many kimberlite pipes. The Company is very pleased to welcome the addition of these two new members to its Board of Directors. Mr. Tom Bencic resigned his position on the Board to make room for the addition of Dr. Jennings.

With our exposure in the Nunavut area, along with the important additions to the Board, management believes your Company is well positioned to enhance shareholder value and we wish to express our appreciation for your patience and support.

On behalf of the Board,

/s/ Richard W. Warke

Richard W. Warke
President

May 30, 2002

AUGUSTA RESOURCE CORPORATION

BALANCE SHEETS

(Unaudited – Prepared by Management)

	Notes	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS			
CURRENT			
Cash		$ 22,499	$ 28,075
Accounts receivable	3	77,785	46,489
		100,284	74,564
MINING ASSETS	1		
Mining properties		849,595	60,000
Deferred exploration expenses		16,865	2,200
		866,460	62,200
		$ 966,744	$ 136,764
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	2, 3	$ 673,689	$ 212,599
LONG-TERM			
Loans and advances		22,200	22,200
		695,889	234,799
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)			
Share capital	2	3,129,780	2,947,708
Common shares subscribed	2	420,000	100,000
Deficit		(3,278,925)	(3,145,743)
		270,855	(98,035)
		$ 966,744	$ 136,764

AUGUSTA RESOURCE CORPORATION

STATEMENTS OF LOSS AND DEFICIT

(Unaudited – Prepared by Management)

For the 3 months ended March 31,	Notes	2002	2001
EXPENSES			
Accounting and audit		$ (500)	$ -
Administration	3	7,500	7,500
Consulting		7,500	-
Filing and regulatory		5,631	1,246
Foreign exchange loss		46	1,965
Interest expense (income)		(68)	(24)
Legal fees		2,116	-
Office and sundry		12,708	389
Promotion		1,098	-
Salaries and benefits	3	81,665	-
Travel		5,636	-
LOSS FOR THE PERIOD		(123,332)	(11,076)
Deficit, beginning of the period		(3,145,743)	(3,104,484)
Share issue expenses		(9,850)	-
DEFICIT, END OF PERIOD		$ (3,278,925)	$ (3,115,560)
LOSS PER SHARE		$ (0.01)	$ (0.00)

AUGUSTA RESOURCE CORPORATION

STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

For the 3 months ended March 31,	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING:		
Loss for the period	$ (123,332)	$ (11,076)
Changes in non-cash working capital items:		
Accounts receivable	(31,296)	6,922
Accounts payable and accrued liabilities	38,272	6,455
	(116,356)	2,301
INVESTING:		
Expenditures on mining properties	(259,705)	-
Expenditures on deferred exploration expenses, net of related payables	(14,665)	-
	(274,370)	-
FINANCING:		
Issuance of common shares	75,000	-
Subscriptions for common shares	320,000	-
Share issue expenses	(9,850)	-
	385,150	-
NET CASH (OUTFLOW) INFLOW	(5,576)	2,301
CASH, BEGINNING OF THE PERIOD	28,075	1,779
CASH, END OF THE PERIOD	$ 22,499	$ 4,080

1. MINING ASSETS

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment of value.

Mining properties, related deferred exploration expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned. During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

	Mining Properties (Cost)	Deferred Exploration Expenses
	2002	2002
Mining assets:		
Coronation Diamond District properties	$ 849,595	$ 16,865

	2002
Mining properties:	
Balance, beginning of period	$ 60,000
Additional acquisition costs	789,595
Balance, end of period	$ 849,595
Deferred exploration expenses:	
Balance, beginning of period	$ 2,200
Geologists, consultants and professional services	7,415
Sundry	7,250
Balance, end of period	$ 16,865

Properties in the Coronation Diamond District, Nunavut, Canada

During the first quarter of 2002, the Company entered into separate option agreements with 4763 NWT Ltd. ("4763"), with two agreements jointly with a third party, to acquire working interests ("WI") of 10%, 20% and 100% for 13 properties located in the Coronation Diamond District in Nunavut, Canada, which amount to about 1.7 million acres in the region, subject to regulatory approvals.

1. **MINING ASSETS** (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

For the four properties in which the Company can earn from 10% and 20% WI, 4763 has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by 4763. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for 4763's work expenditures relative to 4763's 5% and 10% WI in these properties for an amount up to the work expenditures completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the nine properties in which the Company can earn 100% WI is 1,151,313. For seven of the nine properties, the Company agrees to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and 4763. Also, under the terms of the option agreements, 4763 retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties. For two of the nine properties, the Company agrees to complete work expenditures of not less than $2 per acre within one year from the date of the formal option agreement ("Agreement Date"), and 4763 retains a 2.5% GOR/NSR, for which a third party to the option agreement holds an option to purchase 50% of the 2.5% GOR/NSR for $2.5 million. Upon the Company earning the 100% WI, this option will be transferred to the Company for no additional cost.

Eleven of the 12 option agreements require the Company to pay 4763 cash amounts totalling $1,091,845, of which $455,492 are payable upon signing of the agreements, $145,663 by March 15, 2002, $248,440 by March 29, 2002, $126,464 by confirmation of title being duly recorded by the titles office and $115,786 within four months of the Approval Date. The terms of these 11 agreements also require the Company to issue common shares to 4763 totalling 2,650,000 common shares, of which 625,000 shares are to be issued within 10 days of the Approval Date, 625,000 shares by the first anniversary date of the initial share issuance and 700,000 shares for each by the second and third anniversaries thereafter. One of the 12 option agreements require the Company to issue 1.6 million common shares to the vendors of the property upon regulatory approval, and, at the sole discretion of the Company, the issuance of 850,000 common shares by each of the first and second anniversaries of the Agreement Date.

As at March 31, 2002, the Company had paid $319,705 to 4763 in acquiring working interests in certain properties and incurred $16,865 in relation to deferred exploration expenditures related to these properties. At the end of the first quarter, an amount of $529,890 remained owing to 4763, and the Company had not received any default notice from 4763.

1. MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

In March 2002, the Company entered into an option and joint venture agreement with Ashton Mining (Northwest Territories) Ltd., a wholly owned subsidiary of Ashton Mining of Canada Inc. ("Ashton"), for the BH property, in which the agreement was later revised in May 2002. Also in May 2002, the Company entered into 5 option and joint venture agreements with Ashton for the AG, AW, JUQ/PA, TE and WS properties in Nunavut. The Company holds an option to earn a 100% interest in these properties.

Under terms of the agreements, including the agreement relative to the BH Property which was signed on March 12, 2002 and for which the terms have been amended to correspond to the 5 new agreements, the Company will fund a Phase 1 aggregate exploration program that Ashton will conduct during the 2002 exploration season. Upon completion of Phase 1, Ashton will have the option to earn a 60% working interest in the properties by spending up to an aggregate maximum amount of $8,713,000 not later than April 30, 2006. Upon earning these interests, Ashton will carry the Company for a further aggregate maximum amount of $750,000 of exploration expenditures under the terms of the relative joint venture agreements. The option and joint venture agreements are subject to regulatory approval.

2. SHARE CAPITAL

(a) Issued:

Changes in the Company's share capital were as follows:

	Number of Shares	Amount
Common shares, Balance at December 31, 2001	13,198,437	$ 2,947,708
Issued for debt settlement (Note 2(b))	903,720	107,072
Issued for cash (Note 2(c))	300,000	75,000
Common shares, Balance at March 31, 2002	14,402,157	$ 3,129,780

(b) Shares issued in settlement of debt

In December 2001, the Company entered into two debt settlement agreements with a company in which a director of the Company has a 25% interest. Pursuant to these agreements, the Company will issue 570,720 common shares at a deemed price of $0.10 per share in settlement of debt amounting to $57,072. These shares were issued in January 2002. Also, in December 2001, the Company entered into a debt settlement agreement with a creditor, whereby the Company will issue 333,000 common shares at a deemed price of $0.15 per share in full settlement of the indebtedness of $50,000. These shares were issued in March 2002.

2. **SHARE CAPITAL** (continued)

(c) **Private placements**

From December 2001 to May 2002, the Company arranged four non-brokered private placements. The first private placement was for 1,900,000 common shares at $0.10 per common share for total proceeds of $190,000, which closed in April 2002. The second private placement was for 300,000 units at $0.25 per unit for total proceeds of $75,000, which closed in March 2002; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The third private placement is for 1,125,000 units at $0.20 per unit for total proceeds of $225,000, subject to regulatory approval; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share for a period of 2 years at $0.22 per share. The fourth private placement is for 500,000 units at $0.25 per unit for total proceeds of $125,000, which closed in May 2002; each unit is comprised of one common share and one non-transferable share purchase warrant with two such warrants entitling the holder to purchase one common share at a price of $0.25 until May 7, 2003. With respect to the fourth private placement, a commission was paid to Canaccord Capital Corporation ("Canaccord") whereby the Company issued 50,000 common shares at a deemed price $0.25 per share and 50,000 warrants to Canaccord; two warrants are required to purchase one common share at an exercise price of $0.25 until May 7, 2003.

(d) **Warrants**

As at March 31, 2002, warrants were outstanding as follows:

Number of Shares	Exercise Prices and Expiry Dates
476,000	$0.50 until September 27, 2002
300,000	$0.25 until March 21, 2004

3. **RELATED PARTY TRANSACTIONS**

In December 2001, the Company received $100,000 from a company which share certain common directors with the Company. The proceeds are pursuant to a private placement for 1,000,000 common shares at $0.10 per share. These shares were issued in April 2002.

In the first quarter of 2002, the Company received a total of $300,000 from a director and from a company which is controlled by the President of the Company, pursuant to two private placements. One private placement which closed in March 2002 is for 300,000 units at $0.25 per unit, comprised of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The other private placement which is subject to regulatory approval is for 1,125,000 units at $0.20 per unit, comprising of one common share and one share purchase warrant which is exercisable to purchase one common share for a period of 2 years at $0.22 per share.

3. **RELATED PARTY TRANSACTIONS** (continued)

In December 2001, the Company entered into two debt settlement agreements with a company in which a director of the Company has a 25% interest. Pursuant to these agreements, the Company will issue 570,720 common shares at a deemed price of $0.10 per common share in settlement of debt amounting to $57,072. These shares were issued in January 2002.

During the three months ended March 31, 2002, the Company incurred expenses of $7,500 for administrative services provided by a company in which a director of the Company has a 25% interest. During the first quarter, the Company incurred salaries of $25,000 to the President of the Company and $25,000 to a Director of the Company. At March 31, 2002, included in accounts receivable is an amount of $65,852 due from related companies and in accounts payable is an amount of $43,399 due to directors and related companies, which share certain common directors with the Company.

4. **OTHER SIGNIFICANT EVENTS**

In March 2002, the Company entered into an agreement with a brokerage firm wherein the firm would provide fiscal advisory services to the Company. Under the terms of the agreement, the Company will issue agent's warrants which are exercisable to purchase 350,000 common shares of the Company at an exercise price of $0.20 per share for a period of two years, subject to regulatory approval.

5. **SUBSEQUENT EVENTS**

In April 2002, the Company received a bridge loan from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is repayable on demand with interest from April 5, 2002 at prime plus 5% per annum. In consideration of the loan, the Company issued 40,000 common shares at a deemed price of $0.25 per share and 80,000 warrants to Canaccord; each warrant is exercisable to purchase one common share at $0.25 until May 10, 2004.

In May 2002, the Company granted director/employee incentive stock options to purchase up to an aggregate of 250,000 common shares at an exercise price of $0.11 per share for a period of five years expiring on May 14, 2007. In May 2002, a former director exercised stock options for 50,000 common shares at $0.10 per share for proceeds of $5,000.

HEAD OFFICE	#800 – 850 West Hastings Street Vancouver, BC, Canada V6C 1E1 Telephone: (604) 687-1717 Facsimile: (604) 687-1715
DIRECTORS	Donald B. Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
OFFICERS	Richard Warke ~ President Purni Parikh ~ Secretary
REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada #401 - 510 Burrard Street Vancouver, BC V6C 3B9
AUDITORS	Deloitte & Touche LLP #2100 - 1055 Dunsmuir Street Vancouver, BC V7X 1P4
SOLICITORS	Maitland & Company #700 - 625 Howe Street Vancouver, BC V6C 2T6
SHARES LISTED	TSX Venture Exchange Trading Symbol ~ YAU

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

SCHEDULES B & C:

ISSUER DETAILS

Name of Issuer:	Augusta Resource Corporation
For Quarter Ended:	March 31, 2002
Date of Report:	May 30, 2002
Issuer's Address:	#800 - 850 West Hastings Street Vancouver, BC, V6C 1E1
Issuer Fax Number:	(604) 687-1715
Issuer Telephone Number:	(604) 687-1717
Contact Person:	Donald Clark
Contact's Position:	Director
Contact Telephone Number:	(604) 687-1717
Contact E-Mail Address:	don@augustacorp.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	*/s/ Donald B. Clark*
Director's Full Name:	Donald B. Clark
Date Signed:	May 30, 2002

Director's Signature:	*/s/ Richard W. Warke*
Director's Full Name:	Richard W. Warke
Date Signed:	May 30, 2002


AUGUSTA
RESOURCE CORPORATION

FIRST QUARTER REPORT

MARCH 31, 2002

Schedules B and C

AUGUSTA RESOURCE CORPORATION

QUARTERLY AND YEAR END REPORT
FOR THE THREE MONTHS ENDED
MARCH 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

Deferred exploration expenses:

Balance, beginning of the period	$	2,200
Geologists and consultants		7,415
Sundry		7,250
Balance, end of period	$	16,865

The interim unaudited financial statements for the three months ended March 31, 2002 which are included in Schedule A provide further details.

2. Related Party Transactions

Expenditures incurred to related parties:

Administration fees	$	7,500
Salaries	$	50,000

Further details of related party transactions are provided under the section, Related Party Transactions, of the Discussion of Operations and Financial Condition in Section C – Management Discussion and Analysis.

3. Summary of Securities Issued and Options Granted During the Period

(a) Summary of Securities Issued During the Period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Jan 25, 2002	Common shares	Settlement of debts	570,720	$0.10	Nil	Settlement of debts	Nil
March 1, 2002	Common shares	Settlement of debts	333,000	$0.15	Nil	Settlement of debts	Nil
March 20, 2002	Common shares	Private placement Refer to (*)	300,000	$0.25	$75,000	Cash	Nil
March 20, 2002	Warrants	Private placement Refer to (*)	300,000	Nil	Nil	Nil	Nil

3. Summary of Securities Issued and Options Granted During the Period (continued)

(a) Summary of Securities Issued During the Period: (continued)

* On March 20, 2002, the Company closed a private placement for 300,000 units at a price of $0.25 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant; each warrant entitles the warrant holder to purchase one common share at a price of $0.25 until March 21, 2004.

(b) Summary of Options Granted During the Period:

There were no options granted during the period.

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized Share Capital:

Unlimited number of common shares without par value.

(b) Shares Issued and Outstanding:

	Number of Shares	Amount
Common shares	14,402,157	$3,129,780

(c) (i) Options:

Options held by:	Number of Options	Exercise Prices	Expiry Dates
Directors and officers	240,000	$0.15	July 28, 2004
	50,000	$0.15	Jan 26, 2005
	613,000	$0.10	Dec 5, 2006
Consultants	100,000	$0.15	July 28, 2004
	200,000	$0.10	Dec 5, 2006
Employee	50,000	$0.15	Aug 18, 2002
	15,000	$0.15	July 28, 2004
	50,000	$0.10	Dec 5, 2006
	1,318,000		

4. Summary of Securities as at the End of the Reporting Period (continued)

(c) (ii) Warrants:

Number of Warrants	Exercise Prices per Share	Expiry Dates
476,000	$0.50	September 27, 2002
300,000	$0.25	March 21, 2004
776,000		

(d) Escrow Shares:

There were no shares in escrow.

5. List of Directors and Officers as at May 30, 2002

	Name
Directors:	Donald Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
Officers:	Richard Warke ~ President Purni Parikh ~ Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Augusta Resource Corporation (the "Company") is engaged in the exploration and development of mineral properties located in the Coronation Diamond District in Nanavut, Canada. These properties are in the exploratory stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations.

2. Discussion of Operations and Financial Condition

Review of Operations

During the first quarter of 2002, the Company entered into separate option agreements with 4763 NWT Ltd. ("4763"), of which two agreements are jointly with 4763 and a third party, to acquire working interests ("WI") of 10%, 20% and 100% for 13 properties located in the Coronation Diamond District, Nunavut, Canada, subject to regulatory approval.

For the four properties in which the Company can earn from 10% and 20% WI, 4763 has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by 4763. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for 4763's work expenditures relative to 4763's 5% and 10% WI in these properties for an amount up to the work expenditures completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the nine properties in which the Company can earn 100% WI is 1,212,859. For seven of the nine properties, the Company agrees to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and 4763. Also, under the terms of the option agreements, 4763 retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties. For two of the nine properties, the Company agrees to complete work expenditures of not less than $2 per acre within one year from the date of the formal option agreement ("Agreement Date"), and 4763 retains a 2.5% GOR/NSR, for which a third party to the option agreement holds an option to purchase 50% of the 2.5% GOR/NSR for $2.5 million. Upon the Company earning the 100% WI, this option will be transferred to the Company for no additional cost.

Eleven of the 12 option agreements require the Company to pay 4763 cash amounts totalling $1,091,845, of which $455,492 are payable upon signing of the agreements, $145,663 by March 15, 2002, $248,440 by March 29, 2002, $126,464 by confirmation of title being duly recorded by the titles office and $115,786 within four months of the Approval Date. The terms of these 11 agreements also require the Company to issue common shares to 4763 totalling 2,650,000 common shares, of which 625,000 shares are to be issued within 10 days of the Approval Date, 625,000 shares by the first anniversary date of the initial share issuance and 700,000 shares by each of the second and third anniversaries thereafter. One of the 12 option agreements require the Company to issue 1.6 million common shares to the vendors of the property upon regulatory approval, and, at the sole discretion of the Company, the issuance of 850,000 common shares by each of the first and second anniversaries of the Agreement Date.

As at March 31, 2002, the Company had paid $319,705 to 4763 in acquiring working interests in certain properties and incurred $16,865 in relation to deferred exploration expenditures related to these properties. At the end of the first quarter, an amount of $529,890 remained owing to 4763. Subsequent to March 31, 2002, the Company paid 4763 a further amounts totaling $150,000, thereby reducing the balance owed to 4763 to $379,890. The Company has not received any default notices from 4763, and continues with its efforts to raise additional capital to satisfy its financial obligations to 4763.

In March 2002, the Company entered into an option and joint venture agreement with Ashton Mining (Northwest Territories) Ltd., a wholly owned subsidiary of Ashton Mining of Canada Inc. ("Ashton"), for the BH property, in which the agreement was later revised in May 2002. Also in May 2002, the Company entered into 5 option and joint venture agreements with Ashton for the AG, AW, JUQ/PA, TE and WS properties in Nunavut. The Company holds an option to earn a 100% interest in these properties.

Under terms of the agreements, including the agreement relative to the BH Property which was signed on March 12, 2002 and for which the terms have been amended to correspond to the 5 new agreements, the Company will fund a Phase 1 aggregate exploration program that Ashton will conduct during the 2002 exploration season. Upon completion of Phase 1, Ashton will have the option to earn a 60% working interest in the properties by spending up to an aggregate maximum amount of $8,713,000 not later than April 30, 2006. Upon earning these interests, Ashton will carry the Company for a further aggregate maximum amount of $750,000 of exploration expenditures under the terms of the relative joint venture agreements. The option and joint venture agreements are subject to regulatory approval.

As at March 31, 2002, the Company capitalized costs on its mining assets as follows:

	Acquisition Costs	Deferred Exploration Expenses
Coronation Diamond District properties	$849,595	$16,865

In December 2001, the Company entered into two debt settlement agreements with a company in which a director of the Company has a 25% interest. Pursuant to these agreements, the Company will issue 570,720 common shares at a deemed price of $0.10 per share in settlement of debt amounting to $57,072. These shares were issued in January 2002. Also, in December 2001, the Company entered into a debt settlement agreement with a creditor, whereby the Company will issue 333,000 common shares at a deemed price of $0.15 per share in full settlement of the indebtedness of $50,000. These shares were issued in March 2002.

For the three months ended March 31, 2002, the Company incurred a net loss of $123,332, which is substantially higher than the loss of $11,076 in 2001. The main factor contributing to the higher loss in 2002 is the assumption of operating expenses related to the maintenance of an office for the Company, incidental costs and facilities thereto, and the hiring of employees to manage the operations of the Company. In prior years, the incurrence of such expenses were assumed by companies which share certain common directors with the Company, and such operating expenses were not allocated to the Company due to its lack of financial resources. Higher filing and regulatory fees and fees for legal services were incurred in 2002, which are attributable to debt and equity financing activities and property acquisitions of the Company.

The Directors' Report to Shareholders included in the Company's interim unaudited financial statements for the three months ended March 31, 2002 provides further review of its operations.

Related Party Transactions

In December 2001, the Company received $100,000 in proceeds from a company with certain common directors pursuant to a private placement for 1,000,000 common shares at $0.10 per share; these shares were issued in April 2002. In that same month, the Company entered into two debt settlement agreements with a company in which a director of the Company has a 25% interest, whereby the Company will issue 570,720 common shares at a deemed price of $0.10 per share in settlement of debt amounting to $57,072; these shares were issued in January 2002.

In the first quarter of 2002, the Company received a total of $300,000 from a director and from a company which is controlled by the President of the Company, pursuant to two private placements. One private placement which closed in March 2002 is for 300,000 units at $0.25 per unit, comprised of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The other private placement which is subject to regulatory approval is for 1,125,000 units at $0.20 per unit, comprising of one common share and one share purchase warrant which is exercisable to purchase one common share for a period of 2 years at $0.22 per share.

During the three months ended March 31, 2002, the Company incurred expenses of $7,500 for administrative services provided by a company in which a director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day to day administrative office services (eg. facsimile capabilities, word processing, photocopier, computer facilities and Internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

During the first quarter, the Company incurred salaries of $25,000 to the President of the Company and $25,000 to a Director of the Company. At March 31, 2002, included in accounts receivable is an amount of $65,852 due from related companies and in accounts payable is an amount of $43,399 due to directors and related companies, which share certain common directors with the Company. These amounts are non-interest bearing and provide no specific terms of repayment.

Investor Relations Activities

For the three months ended March 31, 2002, investor relation services were maintained by the Company. The Company had not commissioned any specific individual or corporation to undertake investor relations activities, or entered into any investor relations arrangement or contract during the period.

Other Significant Events and Transactions

In the beginning of 2002, two new members were appointed to the Board of Directors. In January 2002, Mr. Robert Hindson, PEng, joined the Board. Mr. Hindson is a geological engineer and has over 38 years experience in the mining industry. Then in April 2002, Dr. Chris Jennings, BSc (Hons), MSc, PhD, joined the Board. Dr. Jennings has over 40 years experience in geology and mineral exploration and development. Since 1974, Dr. Jennings' diamond exploration activities have resulted in the discovery of many kimberlite pipes. Also, Dr. Jennings pioneered research in kimberlite mineral geochemistry and geophysical methods for kimberlite exploration, which are used worldwide. Tom Bencic resigned from the Board to allow for the appointment of Dr. Jennings.

In the first quarter of 2002, the Company entered into a fiscal advisory agreement with Canaccord, subject to regulatory approval. In consideration for the fiscal advisory services already performed by Canaccord, the Company will issue to Canaccord agent's warrants exercisable to purchase 350,000 shares of the Company at an exercise price of $0.20 per share for a period of two years. Fiscal advisory services include assisting the Company in seeking additional equity and debt financing, providing market and business consultation, preparing updated progress reports, and offering advice regarding the review of potential joint ventures, acquisitions, projects, mergers, takeovers or other corporate reorganizations.

3.0 Subsequent Events

In early April 2002, the Company received bridge financing from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is repayable on demand and bears an interest rate of prime plus 5% from April 5, 2002. In consideration of the loan, the Company alloted and issued to Canaccord 40,000 common shares at a deemed price of $0.25 per share and 80,000 warrants; each warrant is exercisable to purchase one common share and has an expiry date of May 10, 2004 and an exercise price of $0.25 per share.

In May 2002, the Company granted director/employee incentive stock options to purchase up to 250,000 common shares at an exercise price of $0.11 per share for a period of five years expiring on May 14, 2007. In May 2002, a former director exercised stock options for 50,000 common shares at $0.10 per share for proceeds of $5,000.

4. Financing, Principle Purposes and Milestones

From December 2001 to April 2002, the Company raised equity financing of $615,000 pursuant to four private placements, one of which is still subject to regulatory approval. The first private placement is for 1,900,000 common shares at $0.10 per share for total proceeds of $190,000, which closed in April 2002. The second private placement is for 300,000 units at $0.25 per unit for total proceeds of $75,000, which closed in March 2002; each unit is comprised of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.25 per share and has an expiry date of March 21, 2004. The third private placement is for 1,125,000 units at $0.20 per unit for total proceeds of $225,000, subject to regulatory approval; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share for a period of 2 years at $0.22 per share. The fourth private placement is for 500,000 units at $0.25 per unit for total proceeds of $125,000; each unit is comprised of one common share and one share purchase warrant, whereby two share purchase warrants are exercisable for one common share and have an expiry date of May 7, 2003 and an exercise price of $0.25 per share. In regards to the fourth private placement, a commission of 50,000 units was paid to Canaccord, with each unit comprised of one common share and one share purchase warrant which has an expiry date of May 7, 2003 and two warrants are required to purchase one common share at an exercise price of $0.25.

The following table discloses the use of proceeds for the four private placements and the variances thereto for the period from December 2001 to May 2002:

	Use of Proceeds		
	Budgeted	Actual	Variance
Property acquistions	$ 535,000	$ 469,705	$ 65,295
Deferred exploration expenditures	-	17,365	(17,365)
Working capital and operating expenses	80,000	127,930	(47,930)
	$ 615,000	$ 615,000	$ -

The shortfall of $65,295 in property acquisitions and the unfavourable variances of $17,365 and $47,930 for deferred exploration expenditures and for working capital and operating expenses, respectively, should not significantly impact the Company's ability to meet its previously disclosed objectives due to the following reasons:

(i) The Company received a non-interest bearing loan of $50,000 from an unrelated third party in December 2001, which was later settled by the issuance of 333,0000 common shares of the Company at a deemed price of $0.15 per share in March 2002;

(ii) The Company received a bridge financing of $100,000 in April 2002 from Canaccord, which bears an interest rate of prime plus 5% and is repayable on demand;

(iii) The Company issued 570,720 common shares in January 2002 to a company in which a director has a 25% interest at a deemed price of $0.10 per share in settlement of debt amounting to $57,072; and

(iv) Options for 50,000 common shares were exercised in early May 2002 at an exercise price of $0.10 per share for total proceeds of $5,000.

5. Liquidity and Solvency

The Company's mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and capital deficiencies. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company's performance and valuation.

As at March 31, 2002, the Company had cash of $22,499 and a working capital deficiency of $573,405. The Company's 2002 working capital deficiency represents a significant increase from its working capital deficiency of $138,035 at December 31, 2001, due to a balance of $529,890 owed to 4763 for property acquisitions.

Management continues with its efforts to secure additional financing arrangements for the Company and the continuing support of its creditors.

Outlook

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

IN THE MATTER OF
AUGUSTA RESOURCE CORPORATION
(the "Corporation")

VIA SEDAR

TO: **British Columbia Securities Commission**
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange


SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH, D.C.
155
SECTION

I, PURNI PARIKH, of the City of Burnaby, in the Province of British Columbia;

HEREBY CERTIFY THAT:

1. I am the Secretary for the Corporation, having its office at #800 - 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1;

2. I did on the 30th day of May 2002 cause to be delivered by first class ordinary mail to each shareholder of the Corporation whose name appears on the Supplemental List established pursuant to National Policy No. 41 at his/her/its address as it appears on such Supplemental List, and to the regulatory authorities having jurisdiction, the following documents:

   - Quarterly and Year End Report with unaudited financial statements for the first quarter ended March 31, 2002,

   copies of which are attached hereto.

DATED at the City of Vancouver, Province of British Columbia, this 30th day of May, 2002.

/s/ *Purni Parikh*

PURNI PARIKH

cc: Corporations Directorate
Industry Canada

cc: Computershare Trust Company of Canada
Vancouver, BC

cc: United States Securities Exchange Commission
Office of International Corporate Finance

cc: Deloitte & Touche LLP
Attention: Tom Kay

cc: Maitland & Company
Attention: Arthur Luney

cc: Computershare Trust Company of Canada
Toronto, Ontario

cc: Standard & Poors
Attention: Corporate Files Manager